Exhibit 99.2

INVENTIVA S.A.

Ordinary and Extraordinary General Meeting of Inventiva S.A. to be held on

January 25, 2023

Instructions for beneficial owners of American Depositary Shares (“ADSs” )

Beneficial owners of ADSs who wish to submit their votes in connection with the General Meeting of Inventiva to be held on January 25, 2023 should consult the voting instruction form delivered to them by The Bank of New York Mellon, as depositary, and the materials posted to the Shareholder Meeting section on the www.inventivapharma.com website as of January 4, 2023. Alternatively, you can submit a request for a free physical copy of the materials from Inventiva in writing at 50 rue de Dijon, DAIX (21121), France.

Beneficial Owners of ADSs have the opportunity to submit their votes by returning the completed voting form in the postage-paid envelope that accompanies their voting form. Beneficial Owners of ADSs are urged to consult their broker for further guidance on how to submit their votes.